
September 20, 2017

Todd B. Schull
Executive Vice President and Chief Financial Officer
TTM Technologies, Inc.
1665 Scenic Avenue, Suite 250
Costa Mesa, CA 92626

      Re: TTM Technologies, Inc.
             Form 10-K for the fiscal year ended January 2, 2017
             Filed February 24, 2017
             File No. 000-31285

Dear Mr. Schull:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Kathleen Collins

                         Kathleen Collins
                         Accounting Branch Chief
                         Office of Information Technologies
                         and Services

cc: Tony Sanchez, Corporate Controller